Exhibit 99.7

Exhibit A

Form of Lock-Up Agreement

August 24, 2026

This lock-up agreement (the “Lock-Up Agreement”) is being delivered to you in connection with an understanding by and between Swvl Holdings Corp, a company duly incorporated under the laws of the British Virgin Islands with registered number 2070410 (the “Company”), and the person or persons named on the signature pages hereto (collectively, the “Holder”).

Reference is hereby made to the Securities Purchase Agreement, dated August 24, 2026 (the “Securities Purchase Agreement”), by and among the Company and Holder, pursuant to which the Holder acquired certain Securities of the Company. Capitalized terms not defined herein shall have the meaning as set forth in the Securities Purchase Agreement, unless otherwise set forth herein.

The Holder agrees solely with the Company that, from the time of Closing and ending on 4:00 pm (New York City time) on the date falling 180 days after the Closing Date (such period, the “Restricted Period”), neither the Holder, nor any affiliate of such Holder which had or has knowledge of the transactions contemplated by the Securities Purchase Agreement, has or shares discretion relating to such Holder’s investments or trading or information concerning such Holder’s investments, including in respect of the Securities, or is subject to such Holder’s review or input concerning such affiliate’s investments or trading (together, the “Holder’s Trading Affiliates”), collectively, shall sell, dispose or otherwise transfer, directly or indirectly, (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions) (collectively, a “Transfer”) on any Trading Day during the Restricted Period, Ordinary Shares of the Company, or Ordinary Shares of the Company underlying any convertible securities or options relating to the Company’s securities, or any Ordinary Share Equivalents held by the Holder on the date hereof (collectively, the “Restricted Securities”).

Following the Restricted Period, the Holder shall be under no restriction on the Transfer of the Restricted Securities under this Lock-Up Agreement, it being acknowledged that the Holder’s sales will remain subject to any applicable volume and manner-of-sale limitations under Rule 144.

Notwithstanding anything to the contrary herein, nothing in this Lock-Up Agreement shall restrict or prohibit (i) any transfer to an Affiliate of the Holder or to any fund or account managed or advised by the Holder or an Affiliate of the Holder, (ii) any transfer for bona fide estate planning purposes, or (iii) any transfer by operation of law or pursuant to an order of a court or regulatory authority, in each case of clauses (i) and (ii) subject to the transferee executing a joinder to this Lock-Up Agreement.

Notwithstanding anything herein to the contrary, during the Restricted Period, the Holder may, directly or indirectly, sell or transfer all, or any part, of any Restricted Securities to any third-party (an “Assignee”) in a transaction which does not need to be reported on the consolidated tape on the Principal Market, without complying with (or otherwise limited by) the restrictions set forth in this Lock-Up Agreement; provided, that as a condition to any such sale or transfer an authorized signatory of the Company and such Assignee duly execute and deliver a lock-up agreement in the form of this Lock-Up Agreement (an “Assignee Agreement”, and each such transfer a “Permitted Transfer”) and, subsequent to a Permitted Transfer, sales of the Holder and the Holder’s Trading Affiliates and all Assignees (other than any such sales that constitute Permitted Transfers) shall be aggregated for all purposes of this Lock-Up Agreement and all Assignee Agreements.

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Lock-Up Agreement must be in writing and shall be given in accordance with the terms of the Securities Purchase Agreement, provided that, with respect to any notices, consents, waivers or other communications to be made by the Company to the Holder, such notice, consent, waiver or other communication shall be delivered to the Holder at the e-mail address or facsimile number on the signature page hereto.

This Lock-Up Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, letters and understandings relating to the subject matter hereof and are fully binding on the parties hereto.

This Lock-Up Agreement may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument. This Lock-Up Agreement may be executed and accepted by facsimile or PDF signature and any such signature shall be of the same force and effect as an original signature.

The terms of this Lock-Up Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

This Lock-Up Agreement may not be amended or modified except in writing signed by each of the parties hereto.

All questions concerning the construction, validity, enforcement and interpretation of this Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Lock-Up Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Lock-Up Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

Neither this Lock-Up Agreement nor the transactions contemplated hereby are material to the Company and no material, non-public information has been provided to the Holder by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated hereby. As of the date hereof, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, if any, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, with respect to this Lock-Up Agreement and the transactions contemplated hereby shall terminate. Notwithstanding anything contained in this Lock-Up Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that the Holder shall not have (unless expressly agreed to by the Holder after the date hereof in a written definitive and binding agreement executed by the Company and the Holder), any duty of confidentiality with respect to, or a duty to the Company not to trade on the basis of, any material, non-public information regarding the Company or any of its Subsidiaries.

The Company hereby represents and warrants as of the date hereof and covenants and agrees from and after the date hereof that it will use reasonable best efforts to enforce the provisions of each Lock-Up Agreement in accordance with its terms. If the Company becomes aware that any party to any Lock-Up Agreement has breached or failed to comply with any provision of such Lock-Up Agreement, the Company shall use its reasonable best efforts to seek specific performance of the terms of such Lock-Up Agreement during the remainder of the Restricted Period.

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SIGNATURE PAGE FOR PURCHASER FOLLOWS]

The parties hereto have executed this Lock-Up Agreement as of the date first set forth above.

Sincerely,

Swvl Holdings Corp

By:
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer

AGREED TO AND ACCEPTED:

By:
Name:
Title: